UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-33161

North American Construction Group Ltd.
(Translation of registrant's name into English)

North American Energy Partners Inc.
(Former Name)

27287- 100 Avenue
Acheson, Alberta T7X 6H8
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [   ]      Form 40-F [ X ]

Documents Included as Part of this Report

Exhibit No.	Description

99.1	North American Construction Group Ltd. Announces Significant Five-Year Contract Extension in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

North American Construction Group Ltd.

Date: March 5, 2024	By:	/s/ Joe Lambert
	Name:	Joe Lambert
	Title:	President and CEO